Exhibit 99.1

PURE NICKEL INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER ENDED FEBRUARY 28, 2009

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2009

MANAGEMENT DISCUSSION AND ANALYSIS

Background and overview

     This Management Discussion and Analysis (MD&A) is intended to assist readers in understanding Pure Nickel Inc. (“Pure Nickel,” the “Corporation,” “we,” “our,” “us”), its business environment and future prospects. This MD&A should be read in conjunction with our unaudited interim consolidated financial statements and related notes for the three-month period ended February 28, 2009, and the most recent annual consolidated financial statements. Information herein includes any significant developments to March 31, 2009, the date on which the MD&A was approved by our directors.

     We are in the business of acquiring, exploring and developing mineral properties in Canada and the United States, primarily those containing nickel, platinum group elements (PGEs), copper, gold, silver and associated base and precious metals. We have a practice of taking undeveloped properties with the expectation of developing them to a level where an ore body is indicated or likely. If an ore body is indicated or likely, we look to develop a joint venture or purchase option with a larger mining company to further develop the property and, if justified, to take the property into production. In all cases, we would retain a percentage of ownership, in the case of a partnership, or receive a percentage royalty from the production of product resulting from a mining operation.

     Our common shares trade on the Toronto Stock Exchange under the symbol NIC, and on the Over the Counter Bulletin Board in the United States under the symbol PNCKF. Our consolidated financial statements are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Unless otherwise indicated herein, all dollar amounts are stated in Canadian dollars.

     We were incorporated under the Company Act (British Columbia) on April 29, 1987, and continued under the Yukon Business Corporations Act on June 17, 1998. We conduct our U.S. operations through two wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.), a Washington corporation, and our Canadian operations directly and through PNI Corp., a Canadian corporation.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2009

Exploration Plans for our Properties

     We are developing plans for our 2009 exploration program, which is expected to aggregate approximately $5 million to $6 million. A significant portion of the exploration program will be funded by ITOCHU Corporation as part of the MAN project. We focus on our high priority properties (MAN and William Lake), and continue to seek joint venture, earn-in or other arrangements by which to advance the exploration of our properties without the cost of all of the work being borne by us.

     During 2008 we announced an option agreement with ITOCHU Corporation, a multi-billion dollar Japanese conglomerate, for it to earn up to a 75% interest in the MAN property by investing up to US$40 million. ITOCHU has reimbursed us for expenditures incurred in 2008 at MAN and will fund 2009 exploration activity at MAN, to a combined maximum of US$6.5 million. Exploration will be funded through 2014 subject to ITOCHU exercising its option to continue at the end of 2009 and 2013.

First Quarter Highlights

     During the first quarter, we planned and commenced negotiation of the initial contracts for the MAN Alaska property 2009 exploration program, in collaboration with ITOCHU, our option partner. These included drill, helicopter and drill camp support activities.

     On November 6, 2008 Manicouagan Minerals Inc. released results for an additional five drill holes on the Barre de Fer prospect on Pure Nickel’s HPM/Forgues with encouraging results including hole HPM-08-11 intersecting 9.4 metres grading 1.12% nickel, 0.23% copper and 528 ppm cobalt. Manicouagan Minerals has an option to earn up to a 70 % interest in the property.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2009

     We have mineral rights to two premier properties and numerous others in various stages of exploration in North America. A summary of the properties is presented in the table below.

Property	Location	Claims area (approx.)	Comments
MAN	Alaska (400 km NE of Anchorage, 265 km SE of Fairbanks)	72,519 hectares	The property is currently in the early exploration stage. We regard MAN as one of our more important properties and on November 5, 2008 announced an Option agreement with ITOCHU Corporation.
William Lake	Manitoba (50 km from Grand Rapids)	30,890 hectares	We consider William Lake to be one of premier properties. An extensive exploration program last winter was conducted.
Salt Chuck	Alaska, Prince of Wales Island	1,942 hectares

The property is currently in the early exploration stage. It is located near the historic past producing Salt Chuck mine which was active between 1919 and 1941 with a reported production of 300,000 tons of copper sulphide ore grading 0.95% Cu , 2.0 g/t (grams per ton) Pd , 1.1 g/t Au , and 5.7 g/t Ag .

Fond du Lac	Saskatchewan (20 km NW of Stony Rapids)	30,640 hectares	The property is currently in the early exploration stage. The property has a historic non-compliant 43-101 estimate resource of 3,400,000 t of 0.66% Ni, 0.60% Cu, and 0.15% Co.
Tower Property	Manitoba (50 km from Grand Rapids)	Part of William Lake	Rockcliff Resources Inc. Has an option to earn up a 70% interest in the Tower claims, which are located within the northern portion of the William Lake claim block.
Manibridge	Manitoba (28 km SW Thompson )	270 hectares

We have a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each of us contributes properties and funds for preliminary exploration activities. We also have an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.

Forgues and Haut Plateau East	Quebec (180 km NW of Sept Isles)	748 hectares	Manicouagan Minerals Inc. has an option to earn up to a 70% interest in 39 mining claims. Manicouagan paid us $30,000 and also granted us common share purchase warrants.
Raglan SR1, POV, Nuvilik	Quebec	51,400 hectares	The properties are currently in the early exploration stage. Minergy Ltd has an option to earn a 70% interest in 393 mining claims comprising the POV and Nuvilik properties.
Rainbow	Nunavut (380 km NW of Churchill, and 612 km N of Thompson)	12,000 hectares	The property is currently in the early exploration stage.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2009

Property	Location	Claims area (approx.)	Comments
Milford Copper	Utah	2,830 hectares

The properties are operated by Copper King Mining Corp- oration, formerly Western Utah Copper Company. Our agreement is to receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million and are subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director of the Corporation) which will not exceed $1.2 million in the aggregate.

Harp Lake	Central Labrador	475 hectares	This property is in the early exploration stage.

Selected Financial Information

	Three months ended February 28, 2009	Three months ended February 29, 2008
Revenues	Nil	Nil
Expenses	369,199	535,588
Net income (loss)	(325,632)	(412,005)
Net income (loss) per share*	(0.005)	(0.01)

* Note: Fully diluted loss per share is not presented since it would be anti-dilutive.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2009

Results of Operations

We received no operating revenues during the three months ended February 28, 2009, which is unchanged from the three months ended February 29, 2008. We do not currently generate revenues or cash flows from operations (except for interest income and some small payments that are credited to mineral resources on the balance sheet rather than being identified as revenues in our statement of operations). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

Pure Nickel reported a net loss of $325,632 or $0.005 per share for the three months ended February 28, 2009, compared to a net loss of $412,005 or $0.01 per share for the three months ended February 29, 2008. The loss was reduced by a $30,200 gain on foreign exchange for which the comparative figure is a loss of $3,607. Our policy has been to maintain U.S. cash balances for the payment of expenses incurred in U.S. dollars (the conduct of the exploration programs on the MAN and Salt Chuck properties) so the gain results from the depreciation of the Canadian dollar during the quarter.

General and administrative expenses for the three months ended February 28, 2009 were $369,199 compared to $535,588 for the three months ended February 29, 2008. The decrease in expenses is attributable to lower stock-based compensation costs including those attributed from option grants to officers, directors and consultants pursuant to our stock option plan. Option grants were non-cash costs aggregating $27,368 for the three months ended February 28, 2009 compared to $59,928 for the three months ended February 29, 2008. Legal fees decreased to $15,784 from $51,919 in the comparative period.

Interest income decreased to $14,067 for the three months ended February 28, 2009 compared to $127,190 for the comparative period due to a decrease in the cash balance and a significant reduction in interest rates over the year.

Cash used by operating activities was $560,455, compared to $170,338 in the prior period. The cash flow use from loss for the year was reduced by stock-based compensation expense of $27,368 for the three months ended February 28, 2009 compared to $59,928 for the three months ended February 29, 2008, since this is a non-cash expense. Investing activities provided cash of $132,981 for the three months ended February 28, 2009 compared to a use of $2,232,462 in the three months ended February 29, 2008, the bulk of which was capitalization of expenditures on mineral properties. Pure Nickel did not raise any cash through financing activities in the three months ended February 28, 2009 and the three months ended February 29, 2008.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2009

Quarterly Information

Selected financial information for the previous eight quarters is set out below.

	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	Feb. 28, 2009	Nov. 30, 2008	Aug. 31, 2008	May 31, 2008
	$	$	$	$
Revenues	Nil	Nil	Nil	Nil
Expenses	369,199	449,246	338,310	649,262
Net income (loss)	(325,632)	(168,024)	(1,088,537)	(763,474)
Net income (loss) per share*	(0.005)	(0.002)	(0.02)	(0.01)
	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	Feb. 29, 2008	Nov. 30, 2007	Aug. 31, 2007	May 31, 2007
	$	$	$	$
Revenues	Nil	Nil	Nil	Nil
Expenses	535,588	1,061,731	979,214	2,755,543
Net income (loss)	(412,005)	(3,514,569)	(907,102)	(3,105,926)
Net income (loss) per share*	(0.01)	(0.052)	(0.017)	(0.088)
* Note: Fully diluted loss per share is not presented since it would be anti-dilutive.

Liquidity and Capital Resources

     Currently, none of our property interests generate revenue. Our capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, and shares for services, property or other assets). Fluctuations in our share price will affect ability to obtain future financing, and future financing will represent dilution to existing shareholders. In addition, such price fluctuations will influence the propensity of holders of our warrants to exercise them into shares of the Corporation.

     We had cash and equivalents of $7,273,085 at February 28, 2009 compared to $7,700,599 at November 30, 2008. Working capital was $7,207,068 at February 28, 2009 compared to $7,369,731 at November 30, 2008. Current liabilities at February 28, 2009 consisted of accounts payable and accrued liabilities payable totalling $189,265 compared to $455,827 at November 30, 2008.

     The exploration and development of our mineral projects will require substantial additional capital. Failure to obtain sufficient capital would result in the delay or indefinite postponement of exploration, development or production on any or all projects, and may cause loss of participating project interests. (Please refer to Risks, on the next page.)

     Management believes that the working capital on hand at February 28, 2009 will be sufficient to cover general and administrative expenses and property holding and exploration costs for the current fiscal year.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2009

Off-Balance-Sheet Arrangements

We have not entered into any off-balance-sheet financing arrangements.

Transactions with Related Parties

     During the three months ended February 28, 2009, we incurred legal expenses with a firm of which a director was a principal during the period of $ nil (2008 - $49,893) for legal services, and we paid directors and companies controlled by directors $ nil (2008 - $103,014) for consulting services. These transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.

Proposed Transactions

     We are not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have a material effect on our financial condition, results of operations and cash flows. At any time, however, we may have under consideration potential transactions in such categories as part of the continuous review of our business activities and opportunities.

Share Capital

At February 28, 2009, share capital was as follows:

Issued and outstanding common shares	67,765,559
Stock options	3,760,000
Share purchase warrants	4,000,000

     The 4,000,000 share purchase warrants expire May 11, 2010.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2009

Critical Accounting Estimates and Policies

     Our consolidated financial statements for the three months ended February 28, 2009 are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Management makes certain estimates and relies upon certain assumptions related to reporting our assets and liabilities as well as results of operations in conformity with Canadian GAAP. Actual results will differ from these estimates and assumptions.

     The most significant accounting estimates for us relate to the carrying values of its mineral property assets. Mineral properties consist of exploration and mining claims and leases. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If properties are put into production, the costs of acquisition and exploration are written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period.

Following are our more critical accounting policies.

Mineral Properties

     Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before a property reaches the production stage have proceeds from the sale of the property credited against the cost of the property, and any excess is recognized as income.

Foreign Currency Translation

     The consolidated financial statements are stated in Canadian dollars, which is our functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2009

Financial Instruments, including Investments

     Financial instruments are measured at fair value upon initial recognition. After initial recognition, financial instruments are measured at their fair values, except for loans and receivables and other financial liabilities, which are measured at amortized cost. We have designated cash and cash equivalents and restricted cash as held-for-trading. Short-term investments are designated as available-for-sale. Accounts receivable are classified as loans and receivables and approximate fair value. Accounts payable and accrued liabilities are classified as other financial liabilities and approximate fair value.

     Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option pricing model, and that amount is offset against capitalized mineral property expenditures. At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statement of operations and deficit.

Loss per Share

     Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

Stock Based Compensation

     We have a plan for granting stock options to management, directors, employees and consultants. We recognize compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. We estimate the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

Changes in Accounting Policies
Financial Instruments

     Effective December 1, 2007, we adopted new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

  CICA 3862, “Financial Instruments – Disclosures”: This standard relates to the disclosures of financial instruments. It applies to interim and annual consolidated financial statements for fiscal years beginning on or after October 1, 2007.

  CICA 3863, “Financial Instruments – Presentation:” This standard relates to the presentation of financial instruments. It applies to interim and annual consolidated financial statements for fiscal years beginning on or after October 1, 2007.

  CICA 1535, “Capital Disclosures.” This standard relates to the disclosure of capital management strategies. It applies to interim and annual consolidated financial statements for fiscal years beginning on or after October 1, 2007.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2009

General Standards of Financial Statement Presentation

     In June, 2007, the CICA issued amended Handbook Section 1400, “General Standards of Financial Statement Presentation”. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2008. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

Disclosure Controls and Procedures

     The Chief Executive Officer and the Chief Financial Officer of the Corporation have evaluated the effectiveness of the Corporation’s disclosure controls and procedures for the year ended November 30, 2008 and have concluded that these disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective and that material information relating to the Corporation was made known to them and was recorded, processed, summarized and reported within the time periods specified under applicable securities legislation.

     Management is also responsible for the design of internal controls over financial reporting (“ICOFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with Canadian GAAP. Management has evaluated whether there were changes in ICOFR during the three months ended February 28, 2009 that have materially affected, or are reasonably expected to materially affect, its ICOFR. No such changes were identified.

Economic Factors

     Our financial performance will be directly affected by the exploration activities to be conducted on our projects, the results of those activities, and the possible development of the properties for commercial production of nickel and/or other valuable minerals. Should the results of such exploration activities warrant bringing any of the projects into commercial production, substantial additional funds would be required. Until such time as commercial production is achieved (and there can be no assurance it will be), we will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and significant cash requirements. In the future, should the development of our mineral projects occur, then our financial performance will become more closely linked to the prices obtained for the nickel and/or other metals produced. Management is of the view that the previous historically high price of nickel may not be regained, however, the long-term forecast price is sufficiently attractive to justify our focus on nickel projects.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2009

     The current global financial crisis has had the effect of significantly reducing the prices of many commodities including nickel, and has made financing more difficult to obtain. However, the price of commodities including nickel have fluctuated significantly over time, and it is likely that nickel prices will continue to fluctuate both up and down in the future. We do not require financing for at least a year, so the global financial crisis is having a limited impact on our operations.

     We report our financial results in Canadian dollars although our revenues, if any, will be primarily, earned in U.S. dollars, while our expenses are in both currencies. The Canadian dollar has shown significant volatility compared with the U.S. dollar. As a result, prices of commodities (such as nickel) as well as the Canadian value of disbursements incurred in United States funds have been highly volatile. We take this volatility and anticipated trends in metal prices and foreign exchange rates into consideration when evaluating our business, prospects and projects and expenditures thereon.

Risks

     Risk factors that you should consider are set out in our Annual Information Form available at www.sedar.com. For readers in the United States, please refer to our 20-F available at www.sec.gov/edgar.shtml

Forward-Looking Statements

     This Management Discussion and Analysis includes forward-looking statements concerning our future performance, operations, and financial performance and financial condition. These forward-looking statements may include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. When used herein, the words “plan”, “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates, or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors including economic conditions, technological change, regulatory change, and competitive factors, many of which are beyond our control.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2009

     Future events and results may vary significantly from what is expected. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

Additional information about Pure Nickel is available on our website at www.purenickel.com, on the (Canadian) SEDAR website at www.sedar.com, and on the (U.S.) EDGAR website at www.sec.gov/edgar.shtml.